Mail Stop 4561

December 17, 2008

Mr. Frank Plenskofski
Chief Financial Officer
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, NY 10017

      Re: **Care Investment Trust Inc.**
              Form 10-K for the year ended December 31, 2007
              File No. 1-33549

Dear Mr. Plenskofski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business

Investments

Real Estate Acquisition, page 10

1. We note that you own 85% of the equity interest in eight entities that own nine medical office buildings. In future filings, please specifically discuss your interest in the entities and define the rights and benefits provided by such interests. Please also provide the following disclosure:
    - Briefly outline the principal terms of the leases on such properties.
    - The occupancy rate for each property.
    - The number of tenants occupying 10 percent or more of rentable space or accounting for 10 percent or more of your aggregate rents.
    - The average effective annual rental per square foot. Provide this information on a portfolio basis.
    - A schedule of lease expirations for each of the next ten years, including (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases and (iv) the percentage of gross annual rental represented by such leases.

    To the extent that you acquire additional interest in entities that hold real property or actually acquire the property yourself, please include similar disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, pages 62 to 63

2. Your disclosure states that FFO and Adjusted FFO are helpful to investors as measures of performance because they provide investors with an indication of your ability to incur and service debt, to make investments and to fund other cash needs. Based on the above, we are unclear if you view these measures to be helpful to investors as liquidity measures as opposed to performance measures. To the extent that these measures are used as liquidity measures, please provide an appropriate reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Financial Statements

Consolidated Statement of Operations, page 67

3. We note that you have classified approximately $800,000 of interest earned on invested cash balances within other income on your consolidated statement of operations. Please tell us how you determined that it is appropriate to include such amounts within revenues as opposed to classifying such amounts as non-operating income within your statement. Reference is made to Rule 5-03 of Regulation S-X.

Note 4 – Investments in Partially-owned Entities, page 77

4. You have disclosed that you are accounting for your acquisition of an 85% interest from Cambridge Holdings Incorporated in the limited liability entities which own nine medical office buildings under the equity method of accounting. Please share the considerations you have made and the accounting guidance upon which you have relied in determining that consolidation of such interests was not appropriate.

Proxy Statement on Schedule 14A filed on April 29, 2008

Security Ownership of Certain Beneficial Owners and Management, page 20

5. We note that as of April 15, 2008, three of your shareholders held approximately 78.5 percent of your outstanding common shares. Please explain why this does not violate the REIT 5/50 ownership requirement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief